Exhibit 99.1

IAMGOLD RESTARTS ESSAKANE MINE SAG MILL

Toronto, Ontario, November 14, 2010 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today reported that during this past weekend the maintenance team has restarted the semi-autogenous grinding (“SAG”) mill at the Company’s Essakane Mine in Burkina Faso.

On Monday November 1, 2010, the variable frequency drive (“VFD”) failed after attempting a restart of the SAG mill following a temporary blackout in the generating station.  The VFD manages the delivery of power from the generating plant to the motor for the SAG mill.

The primary focus of the diagnostic process was on determining whether all or portions of the VFD can be repaired or need to be replaced.   While the diagnostic process continues, the maintenance team explored and implemented a backup plan to use the ball mill starter and drive system with the SAG mill motor after having modified that motor to match the ball mill motor configuration. The SAG mill and the gold plant can run independently without the ball mill and did so at about 60% of its capacity during the summer before the ball mill came online.

Maximum throughput using this configuration will only be known once the SAG mill’s capacity is optimized using this power configuration.  The Company plans to update the market once it is understood what happened with the VFD and there is a plan and timing to repair it.  The Company expects to be able to confirm or revise its annual production guidance for 2010 concurrent with that update.

“In commercial production since July 16, 2010, Essakane has been performing extremely well,” said Steve Letwin, President and CEO of IAMGOLD. “This incident is unfortunate as during the month of October, Essakane produced more than 30,000 ounces of gold and has been processing at a rate of more than 7.5 million tonnes per year. We view this specific electrical issue with the variable frequency drive as a rare occurrence and, once we complete the repair, it should in no way affect the ramp up process nor the reliability of the plant.  We remain very optimistic about our future production targets at Essakane, especially since we launched the feasibility study for expansion.”

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 8 gold mines on 3 continents.   IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Québec, where it also operates a niobium mine.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520  Toll-free: 1 888 464-9999  info@iamgold.com

Please note:
This entire news release may be accessed via IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.iamgold.com.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.